                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                       FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
        SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  PacifiCare Operations, Inc. (formerly named PacifiCare Health Systems, Inc.)
  ---------------------------------------------------------------------------
                (Exact name of registrant as specified in its charter)

    Delaware                        0-14181                   33-0064895
 ---------------                  -----------            ---------------------
 (State or other                 (Commission              (I.R.S. Employer
 jurisdiction of                  File Number)           Identification Number)
 incorporation)


                          5995 Plaza Drive, Cypress, CA 90630
                   -----------------------------------------------
                       (Address of principal executive offices)

                                  (714) 952-1121
                   -----------------------------------------------
                 (Registrant's telephone number, including area code)

          Class A Common Stock, par value $0.01 per share ("Class A Common")
          Class B Common Stock, par value $0.01 per share ("Class B Common")
         -------------------------------------------------------------------
               (Title of each class of securities covered by this form)

                                         N/A
                 ----------------------------------------------------
                     (Titles of all other classes of securities
        for which a duty to file reports under Section 13(a) or 15(d) remains)


Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

/x/ Rule 12g-4(a)(1)(i)    / /  Rule 12g-4(a)(2)(ii)    / / Rule 12h-3(b)(2)(i)
/ / Rule 12g-4(a)(1)(ii)   / /  Rule 12h-3(b)(1)(i)     / / Rule 12h-3(b)(2)(ii)
/ / Rule 12g-4(a)(2)(i)    / /  Rule 12h-3(b)(1)(ii)    / / Rule 15d-6


Approximate number of holders of record as of the certification or notice date:
                                                              Class A Common:  1
                                                              Class B Common:  0

         Pursuant to the requirements of the Securities Exchange Act of 1934, PacifiCare Operations, Inc. has duly caused this Certification/Notice to be signed on its behalf by the undersigned duly authorized person.





                                       PACIFICARE OPERATIONS, INC.




February 21, 1997                      By: /s/ Joseph Konowiecki
                                          -------------------------------
                                            JOSEPH KONOWIECKI
                                            GENERAL COUNSEL